THIS AGREEMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE **"SECURITIES ACT"**), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

SAFE + REVENUE SHARING AGREEMENT

THIS CERTIFIES THAT in exchange for the payment by [INVESTOR NAME] (the "Investor") of [AMOUNT] (the "Purchase Amount") on or about [EFFECTIVE DATE], Bao Bros, LLC., a Delaware Limited Liability Corporation (the "Company"), hereby issues to the Investor the right to certain units of the Company's capital units, subject to the terms set forth below;

FURTHER, THIS CERTIFIES THAT, in exchange for the Purchase Amount, the Company hereby promises to pay to the order of the Investor, in lawful money of the United States of America and in immediately available funds, the Repayment Amount (as defined below) in the manner set forth below;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Definitions

"Agreement" means the SAFE + Revenue Sharing Agreement.

"Board" means the board of directors of the Company.

"Capital Units" means the capital units of the Company, including, without limitation, the "Common Units" and the "Preferred Units."

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Board, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company; provided, however, a Change of Control does not include a reorganization to change the Company's domicile.

"Company Capitalization" means the sum, as of immediately prior to the Equity Financing, of: (1) all units of Capital Units (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (A) this Agreement, (B) all other Safes, and (C) convertible promissory notes; and (2) all units of Common Units reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"Designated Lead Investor" means a purchaser of an Agreement designated by the Company, and which such purchaser has agreed to act in the capacity of Designated Lead Investor pursuant to the terms and conditions in Section 14.

"Distribution" means the transfer to holders of Capital Units by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Units payable in Common Units, or the purchase or redemption of Capital Units by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Units held by employees, officers, members of the Board or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase units upon termination of such service provider's employment or services; or (ii) repurchases of Capital Units in connection with the settlement of disputes with any stockholder.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Units at a fixed pre-money valuation.

"Gross Revenues" means all of the Company's cash receipts, from all sales of any kind, including prepaid licenses, without any deduction or offset of any kind.

"Initial Public Offering" means the closing of the Company's first firm commitment underwritten initial public offering of Common Units pursuant to a registration statement filed under the Securities Act.

"Investor" means all of the purchasers of SAFE + Revenue Sharing Agreement in the crowdfunding offering of which this Agreement is a part.

"Liquidity Capitalization" means the number, as of immediately prior to the Liquidity Event, of units of Capital Units (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Common Units reserved and available for future grant under any equity incentive or similar plan, (ii) this Agreement, (iii) all other Safes, and (iv) convertible promissory notes.

"Liquidity Event" means a Change of Control or an Initial Public Offering.

"Liquidity Price" means the fair market value of the Common Units at the time of the applicable Liquidity Event. (determined by reference to the purchase price payable in connection with such Liquidity Event).

"Major Investor" means a holder of one or more Agreements if (i) the aggregate Purchase Amounts of such Agreements is equal to or greater than $25,000 and (ii) Wefunder, Inc. has verified that such holder is an accredited investor in accordance with Rule 506(c) of Regulation D under the Securities Act.

"Measurement Period" means the period of time with respect to which a payment is made.

"Payment Start Date" means three hundred and sixty five days (365) after the Effective Date, except in the case of a Permitted Deferral.

"Permitted Deferral" is defined in Section 3(a) hereof.

"Pro Rata Rights Agreement" means a written agreement between the Company and the Investor (and holders of other Agreements, as appropriate) giving the Investor a right to purchase its pro rata share of private placements of securities by the Company occurring after the Equity Financing, subject to customary exceptions. Pro rata for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of units of Capital Units owned by the Investor immediately prior to the issuance of the securities to (2) the total number of units of outstanding Capital Units on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

"Pro-Rata Share" or an Investor's "ratable interest" or the like shall be deemed to refer, at any time, to a fraction, the numerator of which is the initial amount of the Agreements issued to such Investor, and the denominator of which is the total amount of the Agreement issued in this offering.

"Repayment Amount" means an amount that is 1.5x the amount of the Purchase Amount.

"Revenue Percentage" means 10%. All Investors in the offering who invest the same amount will receive the same Revenue Percentage based on the amount of their Purchase Amount.

"Safe" means an instrument containing a future right to units of Capital Units, similar in form and content to this Agreement, purchased by investors for the purpose of funding the Company's business operations.

"Safe Preferred Units" means the units of a series of Preferred Units issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the units of Standard Preferred Units, except that such series will have (i) no voting rights, other than required by law; (ii) a per share liquidation preference and conversion price for purposes of price- based anti-dilution protection equal to the Conversion Amount; and (iii) dividend rights based on the Conversion Amount.

"Standard Preferred Units" means the units of a series of Preferred Units issued to the Investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"Subsequent Convertible Securities" means convertible securities that the Company may issue after the issuance of this Agreement with the principal purpose of raising capital, including but not limited

to, other Safes, convertible debt instruments and other convertible securities. Subsequent Convertible Securities excludes: (i) options issued pursuant to any equity incentive or similar plan of the Company; (ii) convertible securities issued or issuable to (A) banks, equipment lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing or commercial leasing or (B) suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions; and (iii) convertible securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships.

"MFN" Amendment Provision. If the Company issues any Subsequent Convertible Securities prior to termination of this Agreement, the Company will promptly provide the Investor with written notice thereof, together with a copy of all documentation relating to such Subsequent Convertible Securities and, upon written request of the Investor , any additional information related to such Subsequent Convertible Securities as may be reasonably requested by the Investor . In the event the Investor determines that the terms of the Subsequent Convertible Securities are preferable to the terms of this Agreement, the Investor will notify the Company in writing. Promptly after receipt of such written notice from the Investor, the Company agrees to amend and restate this AgreementAgreement to be identical to the instrument(s) evidencing the Subsequent Convertible Securities.

2. Repayment Amount Terms.

(a) This Agreement is issued as part of a group of identical Agreements issued to a number of Investors in the offering.

(b) The Agreement will be considered paid in full and this Agreement will terminate when the Company has paid the Investor the Repayment Amount, except in the Event of a Default, in which the Company will owe Investor additional amounts as set forth herein.

(c) The interest rate on this Agreement is a function of the time it takes the Company to repay the Repayment Amount. To the extent allowed under applicable law, the revenue share will not be considered interest under state usury laws.

3. Payments.

(a) Beginning on the Payment Start Date, the Company shall make quarterly payments to the Investor until the Repayment Amount is repaid in full; provided, however, that at any time the Company may defer up to 1 of such payments upon notice to the Investor (each, a "Permitted Deferral").

(b) The amount of each payment shall be the product of the Revenue Percentage and the Gross Revenues from the Measurement Period ended immediately prior to the payment date.

(c) The Company will make the payment to the Investor hereunder (or cause the payments to be made through an agent) within thirty (30) days of the end of each Measurement Period.

(d) All payments under this Agreement shall be applied to reduce the Repayment Amount.

(e) All amounts payable hereunder shall be payable at the office of Wefunder, Inc., c/o Investor, [Investor Name]____________, unless another place of payment shall be specified in writing by Investor.

(f) Pro Rata Payments. All payments will be made pro rata among all of the Investors.

4. Prepayment.

(a) The Company may pay off all of the Repayment Amount in its entirety at any time by paying the Investors any unpaid part of the Repayment Amount for all of the Agreements. The Company may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the Investors based on the amount of their Payment Amount to the Company.

5. Characterization of Investment.

(a) The Parties agree that they shall treat this Agreement as a loan for financial and tax and all other applicable purposes, and not as equity. The Investor agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident.

6. Sharing of Payments.

(a) If the Investor shall obtain any payment from the Company, whether voluntary, involuntary, through the exercise of any right of setoff or otherwise, on account of the Agreement in excess of its Pro-Rata Share of such payments, the Investor shall remit the excess amount to Wefunder to be shared ratably with the other Investors.

7. Secured Interest.

To secure payment of all amounts due under this Agreement, the Company grants the Investor a security interest in all of its personal property, now existing or hereafter arising, including all accounts, inventory, equipment, general intangibles, financial assets, investment property, securities, deposit accounts, and the proceeds thereof. The Company authorizes the Investor to file a financing statement to perfect this security interest.

8. Default.

Each of the following events shall be an "Event of Default" hereunder:

(a) Other than with respect to a Permitted Deferral, the Company fails to pay any of the outstanding principal amount due under this Agreement on the date the same becomes due and payable or within five business days thereafter or any accrued interest or other amounts due under this Agreement on the date the same becomes due and payable or within five business days thereafter;

(b) The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in

effect, or makes any assignment for the benefit of creditors or takes any company action in furtherance of any of the foregoing; or

(c) An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by the Investor pursuant to applicable law.

9. Parity with Other Agreements.

(a) The Company's repayment obligation to the Investor under this Agreement shall be on parity with the Company's obligation to repay all Agreements issued in the same offering. In the event that the Company is obligated to repay the Agreements and does not have sufficient funds to repay all the Agreements in full, payment shall be made to the holders of the Agreements on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

10. Waiver.

(a) The Company waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Agreement, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

11. Conversion Events

(a) If there is an Equity Financing before the termination of this Agreement, on the initial closing of such Equity Financing, this Agreement will automatically convert into the number of units of Safe Preferred Units equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Units.

In connection with the issuance of Safe Preferred Units by the Company to the Investor pursuant to this Section 11(a):

(i) The Investor or the Designated Lead Investor, if any, will execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Units, with appropriate variations for the Safe Preferred Units if applicable; and

(ii) If the Investor is a Major Investor, the Investor and the Company will execute a Pro Rata Rights Agreement in favor of the Investor, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) If there is a Liquidity Event before the termination of this Agreement, this Agreement will automatically be entitled to receive a portion of the Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Repayment Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of units of Common Units equal to the Repayment Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

In connection with Section 11(b)(i), the Repayment Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay (i) holders of units of any series of Preferred Units issued before the date of this Agreement ("Senior Preferred Holders") and (ii) the Investor and holders of other Agreements (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed (i) first to the Senior Preferred Holders and (ii) second with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of units of Common Units equal to the remaining unpaid Repayment Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Repayment Amounts payable to the Cash-Out Investors by the amount determined by the Board in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of units of Common Units equal to the remaining unpaid Repayment Amount divided by the Liquidity Price.

(c) If there is a Dissolution Event before this Agreement expires or terminates, the Company will pay (i) first to the Senior Preferred Holders any amounts due and payable to them in connection with a Dissolution Event under the Company's certificate of incorporation (the "Senior Preferred Holders' Payment") and (ii) second an amount equal to the Repayment Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Repayment Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Common Units by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event and after payment of the Senior Preferred Holders' Payment, the assets of the Company legally available for distribution to the Cash-Out Investors, as determined in good faith by the Board, are insufficient to permit the payment to the Cash-Out Investors of their respective Repayment Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to the Repayment Amounts they would otherwise be entitled to receive pursuant to this Section 11(c).

(d) If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase this Agreement from the Investor for the greater of (i) the Repayment Amount and (ii) the fair market value of this Agreement, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the units of Safe Preferred Units the Investor would have received had the Repurchase not occurred (where such value is determined by multiplying the number of units of Safe Preferred Units by the Conversion Price and is referred to as the "Aggregate Value"), the Company shall pay to the Investor an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event.

(e) This Agreement will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Agreement) upon either (i) the issuance of units to the Investor pursuant to Section 11(a) or Section 11(b)(ii); (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 11(b)(i) or Section 11(c); or (iii) the payment of the Repurchase Value; provided, however, the provisions of Section 11(d) will continue after such payment to the extent necessary to enforce the provisions of Section 11(d) in the event an Equity Financing occurs within three months after the Repurchase; provided, further, that Section shall survive any such termination.

12. Company Representations

(a) The Company is a LLC duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Agreement is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Agreement do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property,

asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Agreement, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Units issuable pursuant to Section 11.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

13. Investor Representations

(a) The Investor has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes valid and binding obligation of the Investor , enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) If the Investor has checked the box next to "Accredited Investor" on the signature page, the Investor represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Investor has checked the box next to "Unaccredited Investor" on the signature page, the Investor represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Investor has been advised that this Agreement and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Agreement and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

(a) Any provision of this Agreement may be amended, waived or modified as follows: (i) if the Investor is not a Major Investor, any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and either (A) the Designated Lead Investor or (B) the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors; (ii) if the Investor is a Major Investor, any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors who are Major Investors.

(b) Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the address provided by such party to Wefunder, Inc., as subsequently modified by written notice, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified.

(c) The Investor is not entitled, as a holder of this Agreement, to vote or receive dividends or be deemed the holder of Capital Units for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of members of the Board or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(d) Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Company may assign this Agreement in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Agreement and the remaining provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of Texas, without regard to the conflicts of law provisions of such jurisdiction.

(g) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's jurisdiction of formation. Subject to the foregoing, this instrument will be binding on the parties' successors and assigns.

(h) The Investor hereby authorizes the Company to make any withholding required by law. The Investor agrees to provide to the Company a Form W-9 or comparable form.

(i) This Agreement is not effective until the Company has accepted the Investor's subscription.

(j) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(Signature page follows)

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

COMPANY:

Bao Bros, LLC

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

INVESTOR:

[INVESTOR NAME]

By: Investor Signature

Name: [Investor Name]

Title: [INVESTOR TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited